Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 20, 2017, relating to the consolidated financial statements of ZoMedica Pharmaceuticals Inc. and its subsidiaries (the “Company”) as at April 20, 2016 and for the period from January 1, 2016 to April 20, 2016 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern), appearing in the Registration Statement on Form S-1 for the registration of 76,625,742 common shares.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

April 20, 2017

Toronto, Canada